

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3233

July 10, 2017

Via E-mail
Mr. James R. Mountain
Chief Financial Officer
Armour Residential REIT, Inc.
3001 Ocean Drive, Suite 201
Vero Beach, FL 32963

> **Re:** **Armour Residential REIT, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2016**
> **Filed February 15, 2017**
> **Form 8-K dated February 15, 2017**
> **Filed February 15, 2017**
> **File No. 1-34766**

Dear Mr. Mountain:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to our comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to our comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2016

Item 7. Management's Discussion and Analysis of Financial Condition And Results of Operations

Non-Agency Securities, page 47

1.   Please confirm that in future filings you will expand your disclosures to also include the current credit ratings of your non-agency securities, including changes or potential changes to those ratings.

Form 8-K filed as of February 15, 2017

Exhibit 99.1

Core Income, Including Drop Income

2.   Please enhance your disclosure in future filings and tell us why Drop Income is the assumed economic equivalent of net interest spread. Additionally, explain how you allocate derivative gain or loss to TBA drop income for purposes of calculating core income.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3693 with any questions.

Sincerely,

/s/ Eric McPhee

Eric McPhee
Senior Staff Accountant
Office of Real Estate & -
    Commodities